SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Index
1. Summary of Fiscal Year 2009 Business Report
2. Exhibit 99.1 KB Financial Group Audit Report for Fiscal Year 2009

Summary of Fiscal Year 2009 Business Report
On March 31, 2010, KB Financial Group Inc. (“KB Financial Group”) filed its business report for fiscal year 2009 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached audit report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company
1.1. Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:
■	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

■	Funding of affiliated companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);

■	Capital investment in Subsidiaries or procurement of funds for the Subsidiaries;

■	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

■	Lease and provision of brand, license, etc. to Subsidiaries;

■	Other businesses permitted by relevant laws and regulations; and

■	Other businesses incidental or related to the items listed above.
1.2. Business Purposes of Key Subsidiary
The business purpose of Kookmin Bank, our key subsidiary, is to engage in the following business activities:
■	The banking business as prescribed by the Banking Act;

■	The trust business as prescribed by the Financial Investment Services and Capital Markets Act;

■	The credit card business as prescribed by the Specialized Credit Financial Business Act; and

■	Other businesses incidental or related to the items listed above.

1.3. History
■	September 26, 2008 Obtained final approval from the Financial Services Commission to establish a financial holding company

■	September 29, 2008 Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

■	October 10, 2008 Listing on the Korea Exchange

■	October 20, 2008 The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

■	October 31, 2008 The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

■	May 4, 2009 Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

■	June 22, 2009 Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

■	September 4, 2009 Issued 30,000,000 shares of common stock pursuant to a rights offering (at a share subscription price of Won 37,250 per share)

■	September 28, 2009 Added Burrill-KB Life Sciences Fund as a second-tier subsidiary.

■	December 1, 2009 Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

■	January 27, 2010 The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

1.4. Overview of the Business Group

(As of March 31, 2010)
Type	Name of Company	Controlling Company	Remarks

Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Futures	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed

Notes:

(1)	Jooeun Industrial and KLB Securities, which are subsidiaries of Kookmin Bank, are in liquidation. In addition, Kookmin Finance Asia Limited was liquidated on December 29, 2009.

(2)	On June 22, 2009, KB Life Insurance was added as a first-tier subsidiary.

(3)	On May 4, 2009, Kookmin Bank Cambodia PLC was added as a second-tier subsidiary.

(4)	On September 28, 2009, Burrill-KB Life Sciences Fund was added as a second-tier subsidiary.

(5)	On December 1, 2009, KB-Glenwood Private Equity Fund No.1 was added as a second-tier subsidiary.
1.5. Capital Structure
1.5.1. Common Shares
Capital Increase

(As of December 31, 2009)			(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks

September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company

September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

As of December 31, 2009		(Unit: shares)
	Type
	Common Stock	Total

Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding includes 43,322,704 shares of common stock for which voting rights are restricted.
1.5.2. Treasury Stock
Not applicable
1.5.3. Voting Rights

As of December 31, 2009
Items		Number of shares	Notes

Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—

Shares without voting rights	Common shares	—	—
	Preferred shares	—	—

Shares whose voting rights are restricted under relevant laws and regulations	Common Shares	43,322,704	Article 48-7 of the Financial Holding Company Act

Shares with restored voting rights	—	—	—

Total shares for which voting rights may be exercised	Common shares	343,028,989	—
	Preferred shares	—	—

1.6. Dividend

		January 1, 2009 to	September 29, 2008 to
Items		December 31, 2009	December 31, 2008

Par value per share (Won)		5,000	5,000
Net income (Won in Millions)		539,818	611,927
Earnings per share (Won)		1,659	2,078
Total cash dividends (Won in Millions)		78,897	—
Total stock dividends (Won in Millions)		—	—
Cash dividend payout ratio (%)		14.6	—
Cash dividend yield (%)	Common Shares	0.4	—
	Preferred Shares	—	—
Stock dividend yield (%)	Common Shares	—	—
	Preferred Shares	—	—
Cash dividend per share (Won)	Common Shares	230	—
	Preferred Shares	—	—
Stock dividend per share (Shares)	Common Shares	—	—
	Preferred Shares	—	—

*	The total number of common shares that are eligible for payment of dividends is 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group)

2. Business
2.1. Results of Operations

(Unit: in millions of Won)
	For the year ended	For the period from September 29,
	December 31, 2009	2008 to December 31, 2008

Operating revenues	696,712	635,268
Gain on valuation of equity method investments	677,107	633,981
Interest income	19,455	1,287
Reversal of provision for loan losses	150	—
Operating expenses	154,819	23,197
Loss on valuation of equity method investments	64,482	10,096
Interest expense	55,556	3,063
Loss on valuation and disposal of loans receivable	—	1,000
Commission expenses	7,209	2,270
Selling and administrative expenses	27,572	6,768
Income before income tax expense	541,893	612,071
2.2. Source and Use of Funds
2.2.1. Source of Funds

(Unit: in millions of Won, %)
	As of December 31, 2009		As of December 31, 2008
	Ending Balance	Ratio (%)	Ending balance	Ratio (%)

Shareholders’ Equity	17,851,630	95.65	15,828,611	95.54
Common stock	1,931,758	10.35	1,781,758	10.76
Capital surplus	16,428,852	88.03	15,473,511	93.39
Capital adjustments	(2,918,990)	(15.64)	(3,145,102)	(18.98)
Accumulated other comprehensive income (loss)	1,232,279	6.60	1,087,503	6.56
Retained earnings	1,177,731	6.31	630,941	3.81
Liabilities	811,834	4.35	739,408	4.46
Borrowings	798,421	4.28	730,572	4.41
Other liabilities	13,413	0.07	8,836	0.05
Total liabilities and shareholders’ equity	18,663,464	100.00	16,568,019	100.00

2.2.2. Use of Funds

(Unit: in millions of Won, %)
	As of December 31, 2009		As of December 31, 2008
	Ending balance	Ratio (%)	Ending balance	Ratio (%)

Investment securities accounted for under the equity method	17,612,122	94.36	16,345,052	98.65
Kookmin Bank	16,774,896	89.88	15,506,919	93.59
KB Investment & Securities	369,849	1.98	419,267	2.53
KB Life Insurance	77,284	0.41	—	—
KB Asset Management	96,312	0.52	116,458	0.70
KB Real Estate Trust	121,553	0.65	97,469	0.59
KB Investment	104,910	0.56	103,788	0.63
KB Futures	37,363	0.20	38,206	0.23
KB Credit Information	23,621	0.13	44,488	0.27
KB Data Systems	6,334	0.03	18,457	0.11
Loans	169,150	0.91	199,000	1.20
Property and equipment	1,718	0.01	3,214	0.02
Cash and due from banks	845,366	4.53	1,849	0.01
Other assets	35,108	0.19	18,904	0.12
Total	18,663,464	100.00	16,568,019	100.00

2.3.	Other Information for Investment Decision
2.3.1. Credit ratings

		Credit	Company	Evaluation
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Category

06/30//2009 08/04/2009 06/29/2009	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Ratings (AAA ~ D)	Case evaluation Case evaluation Case evaluation

3. Financial Information
3.1. Non-Consolidated Condensed Financial Information

	(Unit: in millions of Won)
		As of December 31, 2008
		and for the period from
	As of and for the year	September 29, 2008 to
	ended December 31, 2009	December 31, 2008

Assets
Cash and due from banks	845,366	1,849
Equity method investments	17,612,122	16,345,052
Loans receivable, net	169,150	199,000
Property and equipment, net	1,718	3,214
Other assets, net	35,108	18,904

Total assets	18,663,464	16,568,019

Liabilities
Borrowings	798,421	730,572
Other liabilities, net	13,413	8,836

Total liabilities	811,834	739,408

Shareholders’ equity
Common stock	1,931,758	1,781,758
Capital surplus	16,428,852	15,473,511
Capital adjustment	(2,918,990)	(3,145,102)
Accumulated other comprehensive income	1,232,279	1,087,503
Retained earnings	1,177,731	630,941

Total shareholders’ equity	17,851,630	15,828,611

Total liabilities and shareholders’ equity	18,663,464	16,568,019

Operating revenues	696,712	635,268
Operating income	541,893	612,071
Net income (loss)	539,818	611,927
Earnings per share — basic (Won)	1,659	2,078
Earnings per share — diluted (Won)	1,659	2,078

3.2. Consolidated Condensed Financial Information

	(Unit: in millions of Won)
		As of December 31, 2008 and for
	As of and for the year ended	the period from September 29,
	December 31, 2009	2008 to December 31, 2008

Assets
Cash and due from banks	9,769,133	8,316,197
Securities	42,535,648	38,985,268
Loans receivable, net	195,397,893	198,930,186
Property and equipment, net	3,345,323	3,502,549
Other assets, net	11,120,453	17,814,591

Total assets	262,168,450	267,548,791

Liabilities
Deposits	172,439,883	162,210,372
Debts, net	54,493,283	63,495,480
Other liabilities, net	17,123,958	25,780,892

Total liabilities	244,057,124	251,486,744

Shareholders’ equity
Common stock	1,931,758	1,781,758
Capital surplus	16,428,852	15,473,511
Capital adjustments	(2,918,990)	(3,145,102)
Accumulated other comprehensive income	1,232,279	1,087,503
Retained earnings	1,177,731	630,941
Minority Interest	259,696	233,436

Total shareholders’ equity	18,111,326	16,062,047

Total liabilities and shareholders’ equity	262,168,450	267,548,791

Operating revenues	30,446,099	29,729,283
Operating income	651,285	627,301
Income before income tax	552,158	939,408
Net income	527,494	609,828
Parent Company interest in net income	539,818	611,927
Number of consolidated companies	13	12
3.3. Other Selected Financial Data
3.3.1. Selected ratios

		(Unit: %)
Category	2009	2008

Net income as a percentage of average total assets	0.20%	0.75%
Net income as a percentage of average stockholders’ equity	3.25	11.99
Net interest margin of Kookmin Bank	2.41	2.99
Capital adequacy ratio of Kookmin Bank*	14.04	13.18
Non-performing loans as a percentage of total loans	1.25	1.32

*      Calculated in accordance with BASEL II

3.3.2. Assets under management

(Unit: in billions of Won)
				Change
Category		2009	2008	amount

Total assets(1)		262,168	267,549	(5,381)
Total assets under management	Kookmin Bank(1)	259,458	266,460	(7,002)
	Non-bank subsidiaries	5,350	2,763	2,587
	Trust assets and assets under management (2)	51,180	50,658	522

	Total	315,988	319,881	(3,893)

(1)	Presented on a consolidated basis.

(2)	Represents trusts accounts managed by Kookmin Bank (except principal guaranteed trust accounts and principal and interest guaranteed trust accounts) and assets managed by our other subsidiaries (including assets managed by KB Asset Management, trust assets managed by KB Real Estate Trust and assets relating to investments made by KB Investment through investment associations and private equity funds.)
3.3.3. Capital adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in billions of Won, %)
	As of December 31, 2009	As of December 31, 2008

Total Capital (A)	24,360	21,937
Risk-weighted assets (B)	182,664	187,086
BIS ratio (A/B)(1)	13.34	11.73

(1)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) x 100

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)

	As of December 31, 2009	As of December 31, 2008

Total Capital (A)	21,708	20,326
Risk-weighted assets (B)	154,593	154,261
BIS ratio (A/B)(1)	14.04	13.18

(2)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) x 100

3.3.4. Liquidity

	(Unit: in billions of Won, %)
Category	2009 (1)	2008 (2)
Current assets in Won (a)	854.9	104.7
Current liabilities in Won (b)	0.5	104.6
Won liquidity ratio (a/b)	178,473.28%	100.14%

(1)	Calculated based on Won assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).

(2)	Calculated based on Won assets and liabilities due within three months.
3.4. Other Financial Information
See Exhibit 99.1 — KB Financial Group Audit Report by our independent auditors for our full consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Audit Report will also be available on our website, www.kbfng.com.
4. Independent Public Accountants
4.1. Audit / Review Services

			(units: millions of Won, hours)
Period	Auditor	Activity	Compensation	Accrued Time
				(hrs)
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	250	5,251

September 29 to December 31, 2008	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	170	3,621

4.2. Non-Audit Services

			(units: millions of Won)
Period	Contract date	Activity	Service period	Compensation
January 1 to	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
December 31, 2009	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

5. Corporate Governance and Affiliated Companies
5.1. Board of Directors & Committees under the Board
The board of directors currently consists of one executive director, one non-standing director and nine non-executive directors. The following committees currently serve under our board of directors:
■	Board Steering Committee

■	Audit Committee

■	Management Strategy Committee

■	Risk Management Committee

■	Evaluation & Compensation Committee

■	Non-Executive Director Nominating Committee

■	Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Director, 6.2. Non-Standing Director and 6.3. Non-Executive Directors below.
5.2. Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors
5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members

(As of December 31, 2009)			(Unit: in millions of Won)
	Total amount	Total payment
	approved at	(for the year
	Shareholders’	ended December	Average payment
	Meeting (1)	31, 2009) (2) (5) (6)	per person (3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	5,000	2,070	1,035	(4)
Non-executive Directors (excluding audit committee members)	5,000	245	61	4 persons
Non-executive Directors who are audit committee members	5,000	328	66	5 persons

Notes:

(1)	Excludes long-term incentives.

(2)	Represents total amount paid as of December 31, 2009.

(3)	Represents (i) the total amount paid for the year ended December 31, 2009 divided by (ii) the total number of persons.

(4)	Excludes compensation to directors who concurrently hold more than one position within the Company and its subsidiaries (Vice Chairman of the Company).

(5)	Compensation to directors is subject to the Company’s internal policies on compensation to directors.

(6)	In addition to the total payments as presented in the table, we recorded Won 1,324 million on our financial statements as of and for the year ended December 31, 2009 with respect to performance-based long-term incentives to directors, the payment and amount of which are determined following the expiration of their terms of office.

5.4. Affiliated Companies
5.4.1. List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of December 31, 2009 are as follows.
■	Kookmin Bank (100.00%)

■	KB Investment & Securities (100.00%)

■	KB Life Insurance (51.00%)

■	KB Asset Management (100.00%)

■	KB Real Estate Trust (100.00%)

■	KB Investment (100.00%)

■	KB Futures (100.00%)

■	KB Credit Information (100.00%)

■	KB Data Systems (100.00%)

6. Directors, Senior Management and Employees
6.1. Executive Director
As of March 31, 2010, we have one executive director.
The name and position of our executive director, and the number of shares of KB Financial Group’s common stock he owns are set forth below as of March 31, 2010.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	Chief Executive Officer & Vice Chairman	—
6.2. Non-Standing Director
As of March 31, 2010, we have one non-standing director.
The name and position of our non-standing director, and the number of shares of KB Financial Group’s common stock he owns are set forth below as of March 31, 2010.

Name	Date of Birth	Position	Common Shares Owned
Jung Hoe Kim	09/19/1949	Non-Standing Director	1,754
6.3. Non-Executive Directors
Our current non-executive directors and the number of shares of KB Financial Group’s common stock they own as of March 31, 2010 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyungjae Lee	01/30/1939	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	2,897
Sang Moon Hahm	02/02/1954	Non-Executive Director	1,767
Seunghee Koh	06/26/1955	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Youngnam Lee	09/03/1957	Non-Executive Director	—
Jae Mok Cho	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	1,732

6.4. Senior Management
In addition to our executive director who is also our executive officer, we had the following six executive officers as of March 31, 2010.

Name	Date of Birth	Position	Common Shares Owned
In Gyu Choi	12/23/1955	Deputy President & Chief Strategy Officer	117
Kap Shin	09/04/1955	Deputy President & Chief Financial Officer	567
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,937
Minho Lee	04/03/1965	Deputy President & Chief Compliance Officer	—
Jong Chan Ryu	07/22/1957	Managing Director & Chief Human Resources Officer	627
Young Yoon Kim	09/18/1956	Managing Director (Public Relations)	117

6.5. Employees
The following table shows the breakdown of our employees as of December 31, 2009.

(Unit: in millions of Won)
		Average Tenure of
	Number of	Employees		Average Payment
	Employees	(months)	Total Payment(1)	per Person(2)
Total	100	13.5	9,538	95

(1)	Represents the total amount paid for the period from January 1, 2009 to December 31, 2009.

(2)	Represents (i) the total amount paid for the period from January 1, 2009 to December 31, 2009 divided by (ii) the total number of employees.

7. Major Stockholders and Related Party Transactions
7.1. Major Stockholders
The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2009:

(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank	43,322,704	11.21
Citibank, N.A.*	40,353,823	10.44
Korean National Pension Service	20,046,217	5.19
ING Bank N.V.	19,401,044	5.02

*	Depositary under the Company’s ADR program.
7.2. Changes in the Largest Shareholder

(As of December 31, 2009)	(Unit: Shares, %)
	Date of Change in	Number of Shares of	Percentage of Total
Name	Ownership Level	Common Stock	Issued Shares(1)
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in ownership level is the date as indicated on the public filing disclosing changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

**	The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V. on January 27, 2010. ING Bank N.V. held 19,401,044 shares (5.02%) of our common stock as of December 31, 2009.

7.3. Employee Stock Ownership Association

As of December 31, 2009		(Unit: Shares)
Company Name	Number of shares	Type of shares

KB Financial Group	27,387	Common Stock
Kookmin Bank	5,647,355	Common Stock
KB Investment & Securities	61,478	Common Stock
KB Life Insurance	50,027	Common Stock
KB Asset Management	27,664	Common Stock
KB Real Estate Trust	37,202	Common Stock
KB Investment	6,535	Common Stock
KB Futures	10,519	Common Stock
KB Credit Information	37,427	Common Stock
KB Data Systems	65,696	Common Stock

Total	5,971,290	Common Stock

7.4. Investments in Affiliated Companies

As of December 31, 2009				(Units: shares, millions of Won, %)
	Ending Balance			Total Assets as	Net Income (loss)
	Number of	Shareholding		of the latest	for the latest
Name	shares	percentage	Book value	fiscal year	fiscal year	Notes

Kookmin Bank	496,379,116	100	16,774,896	256,519,760	635,803	(1)
KB Investment & Securities	15,600,000	100	369,849	1,049,661	46,972	(2)
KB Life Insurance	15,912,000	51	77,284	1,953,698	(3,660)	(2)
KB Asset Management	7,667,550	100	96,312	103,669	27,864	(2)
KB Real Estate Trust	16,000,000	100	121,553	257,286	23,794	(1)
KB Investment	8,951,797	100	104,910	125,961	2,159	(1)
KB Futures	4,000,000	100	37,363	165,571	5,688	(2)
KB Credit Information	1,252,400	100	23,621	29,379	4,338	(1)
KB Data Systems	800,000	100	6,334	44,938	5,267	(1)

Total	566,562,863	—	17,612,122	—	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

**	The total assets and net income amounts stated above are based on the non-consolidated financial statements of each Subsidiary as of and for the period stated in the accompanying notes.

***	KB Life Insurance, a former second-tier subsidiary, was added as a first-tier subsidiary.

(1)	As of or for the year ended December 31, 2009

(2)	As of March 31, 2009 or for the period from April 1, 2008 to March 31, 2009

7.5. Related Party Transactions
7.5.1. Equity Investments in Subsidiaries
With the exception of KB Life Insurance, the Company acquired the common shares of the Subsidiaries listed above in “7.3. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company. KB Life Insurance, which was formerly a subsidiary of Kookmin Bank and therefore a second-tier subsidiary of the Company, became a first-tier subsidiary of the Company on June 22, 2009.
7.5.2. Prepayments and Loans to Subsidiaries

					(Unit: in billions of Won)
			Loan	Current
Name	Relationship	Account	Amount	Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2011
KB Investment	Subsidiary	Loans	20	20	CD 3M + 221 bps	June 29, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 31, 2010	By:	/s/ Kap Shin

(Signature)

	Name:	Kap Shin
	Title:	Deputy President & CFO